2003 2ⁿᵈ Quarter and Year to Date Results



Tim Sear

Chairman, President & CEO

Jacqualyn Fouse

Senior Vice President of Finance & CFO

July 31, 2003



Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC and dated March 31, 2003, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Financial Results



Second Quarter Financial Highlights

	Q2 03	Q2 02	Growth
Global Sales	**$ 925.4**	**$ 809.5**	**14.3%**
Net Earnings	**$ 178.2**	**$ 162.8**	**9.5%**
Proforma Net Earnings	**$ 178.2**	**$ 156.4**	**13.9%**
Reported EPS*	**$ 0.57**	**$ 0.53**	**7.5%**

*Diluted

(dollars in millions, except per share amounts)



Year to Date Financial Highlights

	YTD 03	YTD 02	Growth
Global Sales	$ 1,732.5	$ 1,516.0	14.3%
Net Earnings	$ 308.4	$ 256.8	20.1%
Proforma Net Earnings	$ 308.4	$ 264.6	16.6%
Reported EPS*	$ 1.00	$ 0.87	14.9%

*Diluted

(dollars in millions, except per share amounts)



Reported vs. Proforma Net Earnings

	Q2 03	Q2 02	YTD 03	YTD 02
Reported Net Earnings	$ 178.2	$ 162.8	$ 308.4	$ 256.8
Deferred Comp Conversion	--	--	--	22.6
IPO Net Interest Expense	--	(9.5)	--	(9.5)
Tax Impact of Above Items	--	3.1	--	(5.3)
Proforma Net Earnings	$ 178.2	$ 156.4	$ 308.4	$ 264.6

(dollars in millions)



Second Quarter Income Statement Detail

	Q2 03	% of Sales	Q2 02	% of Sales
Gross Profit	$ 658.3	71.1%	$ 575.0	71.0%
SG & A	$ 291.1	31.5%	$ 246.8	30.5%
Research & Development	$ 89.3	9.6%	$ 74.2	9.2%
Effective Tax Rate	30.4%	N/A	32.3%	N/A

(dollars in millions)



Year to Date Income Statement Detail

	YTD 03	% of Sales	YTD 02	% of Sales
Gross Profit	$1,212.1	70.0%	$1, 071.1	70.7%
SG & A	$ 555.3	32.1%	$ 499.2	32.9%
Research & Development	$ 167.5	9.7%	$ 149.5	9.9%
Effective Tax Rate	30.4%	N/A	32.5%	N/A

(dollars in millions)



Balance Sheet Highlights

	6/30/03	12/31/02
Net Debt	**$ 713.6**	**$ 908.8**
Consolidated S/H Equity	**$ 1,240.8**	**$ 974.3**
Net Debt-to-Total Capital Ratio	**37%**	**48%**
A/R Change (constant currency vs. 12/31/02)	**+24.1%**	**NA**
Inventory Change (constant currency vs. 12/31/02)	**- 4.3%**	**NA**

(dollars in millions)



Geographic and Product Line Sales



Geographic Sales Breakdown

YTD 2003



- **United States**
- **Europe**
- **Japan**
- **Rest of World**

YTD 2002



- **United States**
- **Europe**
- **Japan**
- **Rest of World**



Product Line Sales - Global

YTD 2003



40.1%

45.0%

14.9%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer

YTD 2002



37.0%

16.2%

46.8%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer



Product Line Sales – U.S. vs. Non-U.S.

YTD 2003 Non-U.S.



- Surgical
- Pharmaceuticals
- Consumer

YTD 2003 U.S.



- Surgical
- Pharmaceuticals
- Consumer



Pharmaceutical Sales

	Q2 2002	Q2 2003	YTD 2002	YTD 2003
	$312.7	$392.2 (+ 25.4%)	$561.0	$694.8 (+ 23.9%)

(dollars in millions)



Pharmaceutical Sales Detail

	Q2 03	Q2 02	Growth	YTD 03	YTD 02	Growth
Infection/ Inflammation	140.1	116.5	**20.3%**	266.2	225.1	**18.3%**
Glaucoma	106.3	89.6	**18.6%**	207.9	169.9	**22.4%**
Allergy	119.4	87.1	**37.1%**	176.0	134.9	**30.5%**
Otic	40.4	26.2	**54.2%**	62.3	40.0	**55.8%**

(dollars in millions)



Surgical Sales



900
800
700
600
500
400
300
200
100
0
$371.4
$401.9
$708.8
$778.8
+ 8.2 %
+ 9.9 %
Q2 2002
Q2 2003
YTD 2002
YTD 2003

(dollars in millions)

Surgical Sales Detail

	Q2 03	Q2 02	Growth	YTD 03	YTD 02	Growth
IOL's	126.5	113.5	**11.5%**	244.1	215.1	**13.5%**
Cat/Vit	256.3	238.5	**7.5%**	497.1	454.5	**9.4%**
Refractive	19.1	19.4	**-1.5%**	37.6	39.2	**-4.1%**

(dollars in millions)



Consumer Eye Care Sales

+ 5.2 %

+ 4.7 %

$125.4 — Q2 2002

$131.3 — Q2 2003

$246.2 — YTD 2002

$258.9 — YTD 2003

(dollars in millions)



Alcon®

Consumer Sales Detail

	Q2 03	Q2 02	Growth	YTD 03	YTD 02	Growth
Contact Lens Disinfectants	72.4	68.4	**5.8%**	142.5	138.8	**2.7%**
Artificial Tears	29.8	27.1	**10.0%**	58.2	51.3	**13.5%**
Other	29.1	29.9	**-2.7%**	58.2	56.1	**3.7%**

(dollars in millions)



2003 Outlook



2003 Financial Guidance

- **Sales range from $3.36 to $3.39 billion**

- **Product line growth rates:**
  - **Pharmaceutical   16-18%**
  - **Surgical   7-9%**
  - **Consumer   4-6%**

- **EPS range from $1.85 to $1.90**





